SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 5)*

Scorpio Bulkers Inc.

(Name of Issuer)
Common Stock, par value $0.01

(Title of Class of Securities)
Y7546A106

(CUSIP Number of Class of Securities)
Michael Kelly, Esq.
Monarch Alternative Capital LP
535 Madison Avenue
New York, NY 10022
Telephone: (212) 554-1700

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copies to:

Michael A. Schwartz, Esq.
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, NY  10019-6099
(212) 728-8000

December 21, 2015

(Date of Event which Requires
Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☒

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 240.13d-7 for other parties to whom copies are to be sent.

*  The remainder of this cover page shall be filled out for a reporting person's  initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. Y7546A106	Page 2 of 7 Pages

1		NAME OF REPORTING PERSON Monarch Alternative Capital LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS N/A
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 39,810,931*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 39,810,931*
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 39,810,931*
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.57%*
14		TYPE OF REPORTING PERSON* PN, IA

*Reflects beneficial ownership as of December 22, 2015.

SCHEDULE 13D

CUSIP No. Y7546A106	Page 3 of 7 Pages

1		NAME OF REPORTING PERSON MDRA GP LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS N/A
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 39,810,931*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 39,810,931*
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 39,810,931*
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.57%*
14		TYPE OF REPORTING PERSON* PN, HC

*Reflects beneficial ownership as of December 22, 2015.

SCHEDULE 13D

CUSIP No. Y7546A106	Page 4 of 7 Pages

1		NAME OF REPORTING PERSON Monarch GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS N/A
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 39,810,931*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 39,810,931*
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 39,810,931*
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.57%*
14		TYPE OF REPORTING PERSON* OO, HC

*Reflects beneficial ownership as of December 22, 2015.

This Amendment No. 5 to Schedule 13D, dated December 23, 2015 (this “Amendment No. 5”), amends the Schedule 13D originally filed on June 10, 2015 (the “Original 13D”) by Monarch Debt Recovery Master Fund Ltd, Monarch Alternative Capital LP (“Monarch”), MDRA GP LP (“MDRA GP”) and Monarch GP LLC (“Monarch GP”), as amended by Amendment No. 1 to Schedule 13D filed on June 30, 2015, Amendment No. 2 to Schedule 13D filed on July 30, 2015, Amendment No. 3 to Schedule 13D filed on August 18, 2015 and Amendment No. 4 to Schedule 13D filed on October 28, 2015 (the Original 13D, as amended by such Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4 and this Amendment No. 5, the “Schedule 13D”).  This Amendment No. 5 is being filed on behalf of Monarch, MDRA GP and Monarch GP (collectively, the “Reporting Persons”).  This Amendment No. 5 relates to the common stock, par value $0.01 per share (the “Common Stock”), of Scorpio Bulkers Inc., a Marshall Islands corporation (the “Company”).  Monarch is the investment advisor to a variety of funds (any such funds, as applicable, collectively, the “Funds”).  The Reporting Persons are filing this Amendment No. 5 to amend Items 4, 5, 6 and 7 of the Schedule 13D as follows:

Item 4.                Purpose of the Transaction
Item 4 is hereby amended by adding thereto the following:
On December 21, 2015, Monarch, acting on behalf of the Funds, entered into an agreement with the Company (the “Agreement”), pursuant to which the Company will expand its board of directors (the “Board”), provide Monarch with consultation rights with respect to certain independent directors to be nominated to the Board, and amend its stockholder rights agreement.  Subject to the Company’s compliance with these obligations, Monarch has agreed to support the Board’s director nominees in 2016 and 2017.
The Agreement provides that the Company will expand the size of the Board to six (6) directors no later than January 31, 2016 and that it will appoint either Kurt M. Cellar or James B. Nish to fill the vacancy created by such newly-created directorship (such individual appointed by the Board, the “2016 Appointee”).  The Company has agreed that the 2016 Appointee will be appointed to the audit committee of the Board and that the Board will take all action necessary to continue the appointment of the 2016 Appointee to such committee for so long as he continues to meet the independence requirements necessary for membership.  In addition, pursuant to the Agreement, the 2016 Appointee will be included on the Board’s slate of director candidates for election at the Company’s 2016 annual meeting of shareholders (the “2016 Meeting”) for a term ending at the 2019 annual meeting of shareholders (the “2019 Meeting”).  Prior to or in connection with the Company’s 2017 annual meeting of shareholders (the “2017 Meeting”), the Company has agreed to expand the size of the Board to seven (7) directors and to appoint an individual who qualifies as an independent director to fill the vacancy created by such newly-created directorship (such individual appointed by the Board, the “2017 Appointee”).  The Agreement requires the Company to solicit proxies for the respective elections of the 2016 Appointee and the 2017 Appointee to the same extent as for the election or re-election of any other member of the slate.
The Company has also agreed that, until director nominees for the 2019 Meeting are certified by the inspector of such meeting, if the 2016 Appointee or his replacement is unable or unwilling to serve as a director of the Company at a time when Monarch beneficially owns at least 10% of the outstanding shares of Common Stock, the Board, prior to selecting a replacement, will provide to Monarch the same information about any replacement candidates as is provided to the Board, will allow Monarch to interview the candidates and will consult in good faith with Monarch on the desirability of appointing each candidate.  Additionally, prior to the 2017 Meeting, (i) if any individual is appointed to the Board, other than (A) as contemplated in the previous sentence or (B) to fill a vacancy created by the death or resignation of an incumbent director other than the 2016 Appointee, or (ii) if an individual who is not an incumbent director is included on the Board’s slate of director candidates for election to the Board

(including the slate for the 2017 Meeting), the Agreement provides that Monarch will have such consultation rights (subject to the same beneficial ownership requirement).
The Company has also agreed that, no later than January 15, 2016, it will amend its Stockholders Rights Agreement, dated as of June 18, 2015, by and between the Company and Computershare Trust Company, N.A., as Rights Agent (the “Rights Plan”), such that the definition of “Acquiring Person” thereunder will not include any person who, together with such person’s Affiliates and Associates, Beneficially Owns, or is the Beneficial Owner of, less than 20% of the outstanding shares of Common Stock (as all such capitalized terms are defined in the Rights Plan as of the date of the Agreement).  Additionally, the Company has agreed that it will not adopt or amend any rights plan or agreement (including the Rights Plan), or any other plan or agreement, having the effect of precluding or imposing economic costs or other consequences on a shareholder based on the fact that such shareholder Beneficially Owns, or is the Beneficial Owner of, less than 20% of the outstanding shares of Common Stock (as all such capitalized terms are defined in the Rights Plan as of the date of the Agreement).
Subject to the Company’s compliance with the provisions described in the previous three (3) paragraphs, Monarch has agreed not to nominate any person for election or to propose any business to be presented to the Company’s shareholders at the 2016 Meeting or the 2017 Meeting or to provide notice of any nomination or shareholder business, and it has agreed to vote all of the shares of Common Stock as to which it has voting power as of the record date of the applicable meeting in favor of the Board’s slate of director candidates for that meeting.
The foregoing description of the Agreement is qualified by reference to the Agreement, a copy of which is attached hereto as Exhibit 10.1 and incorporated herein by reference.
Item 5.                Interest in Securities of the Issuer
Items 5(a) and 5(b) are hereby amended and restated in their entirety to read as follows:
(a)            Each of Monarch, MDRA GP and Monarch GP indirectly beneficially own 39,810,931 shares of Common Stock.  Such shares represent 11.57% of the 344,213,048 shares of Common Stock outstanding.  The percentages used herein and in the rest of this Amendment No. 5 are calculated based upon the 344,213,048 shares of Common Stock reported in the Company’s Form 6-K, dated as of November 24, 2015 (the “Form 6-K”), as outstanding as of November 16, 2015.  None of the individual Funds own a number of shares of Common Stock representing more than 5% of the outstanding shares of Common Stock.
(b)            Monarch, MDRA GP and Monarch GP share voting and dispositive power over 39,810,931 shares of Common Stock held directly by the Funds and by Monarch Shipping Holdings LLC (“Holdings”), a New York limited liability company of which the Funds are the only members, with each Fund and Holdings directly holding such shares, as applicable.
Item 5(c) is hereby amended by adding thereto the following:
On October 30, 2015, the Funds contributed to the capital of Holdings in proportion to their ownership of Holdings an aggregate of one hundred (100) shares of Common Stock.
Item 6.                Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Item 6 is hereby amended by adding thereto the following:

The information set forth in Item 4 is hereby incorporated herein by reference in response to Item 6.
Item 7.                Material to be filed as Exhibits
Item 7 is hereby amended by adding thereto the following:
Exhibit 10.1 – Agreement, dated December 21, 2015, by and between Scorpio Bulkers Inc. and Monarch Alternative Capital LP

[Signatures on following page]

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: December 23, 2015	MONARCH ALTERNATIVE CAPITAL LP
By: MDRA GP LP, its General Partner
By: Monarch GP LLC, its General Partner

By: /s/ Michael Weinstock
Name: Michael Weinstock
Title: Chief Executive Officer

Dated: December 23, 2015	MDRA GP LP
By: Monarch GP LLC, its General Partner

By: /s/ Michael Weinstock
Name: Michael Weinstock
Title: Member

Dated: December 23, 2015	MONARCH GP LLC

By: /s/ Michael Weinstock
Name: Michael Weinstock
Title: Member